Exhibit 23. 4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Petrohawk Energy Corporation for the registration of $775 million of 9.125% senior notes due 2013 and to the incorporation by reference therein of our report dated March 19, 2004, with respect to the consolidated financial statements of Beta Oil & Gas, Inc. for the year ended December 31, 2003 included in the Annual Report (Form 10-K) of Petrohawk Energy Corporation (formerly Beta Oil & Gas, Inc.) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

August 30, 2006